Exhibit 4.21

Portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. Such portions are marked with a series of asterisks.

                              SETTLEMENT AGREEMENT

          This SETTLEMENT AGREEMENT ("Settlement Agreement") is made as of the 10th day of September, 2001, between Baxter AG (as successor to Immuno International AG), Industriestrasse 67, A-1221 Vienna, an Austrian corporation ("Baxter AG"), and Haemacure Corporation, 2001 University Avenue, Suite 430, Montreal, Canada H3A 2A6, a Canadian corporation ("Haemacure").

                                    RECITALS

          A. Baxter International Inc. and the Federal Trade Commission (the "FTC") entered into a Consent Order, File No. 971-0002, on December 6, 1996, made final on March 23, 1997 (the "Consent Order").

          B. Haemacure and Immuno International AG (together with Baxter AG and its affiliates, "Baxter") entered into a license agreement dated as of April 21, 1997 and amended as of July 8, 1997 (the "License Agreement") and a manufacturing agreement of even date with the License Agreement (the "Manufacturing Agreement").

          C. The Fibrin Sealant product described in Baxter's Biologics License No. 258, as issued on May 1, 1998, by the U.S. Food and Drug Administration ("FDA"), is referred to herein as the "Product." Baxter sells the Product under the trademark "Tisseel" and Haemacure sells the Product under the trademark "Hemaseel APR."

          D. Baxter manufactures and supplies to Haemacure and Haemacure purchases from Baxter the Product pursuant to the terms of the Manufacturing Agreement.

          E. Certain disputes have arisen between the parties (i) under Section 5(a) of the Manufacturing Agreement for the entire period of the Manufacturing Agreement regarding Baxter's direct per unit cost of manufacturing the Product for Haemacure, the Initial Price, Exhibit 5(a) of the Manufacturing Agreement, the foreign exchange rates applicable to costs and prices, the prices charged by Baxter to Haemacure for the Product, Baxter's pricing of the Product in the Territory (as defined in the License Agreement) and the review by the Trustee, his agent and PricewaterhouseCoopers of records maintained by Baxter relating to the cost of manufacturing the Product, (ii) under Section 3(b)(iv) of the License Agreement regarding Haemacure's payment to Baxter of $2.5 million due June 2, 2001, and (iii) regarding the pricing for the Duploject(R) Applicator Kits sold by Baxter to Haemacure.

          F. The parties have various disagreements regarding the interpretation of the License Agreement and Manufacturing Agreement in connection with the disputes arising under Section 5(a) of the Manufacturing Agreement and Baxter's pricing of the Product in the Territory.

          G. Baxter at all times has denied any and all liability for the claims made by Haemacure including those under the Manufacturing Agreement not otherwise identified by PricewaterhouseCoopers to the Trustee and his representative in the review undertaken pursuant to Section 5(a) of the Manufacturing Agreement.

          H. Baxter and Haemacure desire to settle disputes between the parties, make compromises and release all claims relating to these provisions under the Manufacturing Agreement and the License Agreement and the costs and prices of the Product and the Duploject(R) Applicator Kits.

          I. This Settlement Agreement constitutes a compromise by the parties and is intended to be a final and complete settlement of all existing disputes between the parties relating to the price and cost of the Product.

                                    COVENANTS

     Accordingly, in full and complete settlement of all disputes described herein, the parties agree as follows:

1.   PAYMENT.

          (a) Within three (3) business days of its receipt of a fully executed copy of this Settlement Agreement, Baxter will credit to Haemacure the amount of $1.5 million against the $2.5 million amount due and owing to Baxter from Haemacure under Section 3(b) of the License Agreement for the June 2, 2001, milestone payment.

          (b) Within three (3) business days of its receipt of a fully executed copy of this Settlement Agreement, Haemacure will wire transfer to Baxter in immediately available funds the amount of $1 million in full satisfaction of its obligation to Baxter under Section 3(b) of the License Agreement for the June 2, 2001, milestone payment.

2.   PRODUCT PRICE.

          As and in further consideration of this Settlement Agreement, the future price to be paid by Haemacure to Baxter for the Product will be fixed in U.S. dollars as stated below for the periods identified:

         Period                                       Per ML Price
         ------                                       ------------
         ****                                             ****

The Period shall be applied as of the date of invoice, except that for firm orders with a future delivery date of at least six months and ordered in accordance with and subject to the terms of Section 3 of the Manufacturing Agreement (including the terms of Sections 3(d) and 10 thereof), the Period shall be applied as of the date of requested delivery.

3.   BULK FEIBA PRICE.

          As and in further consideration of this Settlement Agreement, the price to be paid by Haemacure to Baxter for bulk Feiba under the Supply Agreement Exhibit 4.6 to the License Agreement shall be fixed in U.S. dollars as stated below for the periods identified:

         Period                                       Per Feiba Unit
         ------                                       --------------
         ****                                             ****




4.   OUTSTANDING INVOICES.

          As and in further consideration of this Settlement Agreement, for valid invoices outstanding, in whole or in part, as of the date hereof, the per ml price to be paid by Haemacure to Baxter for Product is **** and the per Feiba unit price for bulk Feiba under the Supply Agreement Exhibit 4.6 to the License Agreement is ****. Haemacure will pay any past due amounts under undisputed invoices for Product and bulk Feiba within three (3) business days of its receipt of a fully executed copy of this Settlement Agreement. Haemacure has received **** shipments of bulk Feiba from Baxter and will pay Baxter **** per Feiba Unit for all Feiba that it uses or in the judgment of the Trustee can reasonably use.

5.   DUPLOJECT(R)APPLICATOR KITS.

          As and in further consideration of this Settlement Agreement, the parties agree to the following pricing and adjustment for the Duploject(R) Applicator Kits sold by Baxter to Haemacure:

Periods
-------
April 27, 1998 through April 26, 1999. The price for each Duploject(R)Applicator
     Kit shall be ****.

April 27, 1999 through April 26, 2000. The price for each Duploject(R)Applicator
     Kit shall be ****.

April 27, 2000 through November 6, 2000. The price for each
     Duploject(R)Applicator Kit shall be ****.

November 7, 2000 through April 26, 2001. The price for each
     Duploject(R)Applicator Kit shall be ****.

April 27, 2001 through December 31, 2001. The price for each
     Duploject(R)Applicator Kit shall be ****.

January 1, 2002 through December 31, 2002. The price for each
     Duploject(R)Applicator Kit shall be ****.

January 1, 2003 through December 31, 2003. The price for each
     Duploject(R)Applicator Kit shall be ****.

January 1, 2004 through July 28, 2004. The price for each Duploject(R)Applicator
     Kit shall be ****.

Baxter shall promptly review under the foregoing formulae its charges to Haemacure for Duploject(R) Applicator Kits during the periods from April 28, 1998, to date and shall provide Haemacure with its actual invoice price from Baxter's suppliers as of April 27 for the years 1998, 1999, 2000 and 2001. Underlying invoices or supporting documentation for such dates shall be made available to the Trustee at his request. Any required adjustments to Baxter or Haemacure based upon the calculations required by this Section 5 shall be made as a credit to the party so entitled.

6.   RELEASE OF CLAIMS AGAINST BAXTER.

          Except as provided in Section 8 below, Haemacure, on behalf of itself, its attorneys, administrators, successors, heirs and assigns, hereby fully and forever releases and discharges Baxter from all claims, demands, assessments, agreements, actions, suits, causes of action, damages, injunctions, restraints and liabilities, of whatever kind or nature, in law, equity or otherwise, whether now known or unknown or which have ever existed or that may now exist, including any claims for attorneys' fees and costs, in any way related to (i) Baxter's direct per unit cost of manufacturing the Product for Haemacure, the Initial Price, Exhibit 5(a) of the Manufacturing Agreement, the foreign exchange rates applicable to costs and prices, the prices charged by Baxter to Haemacure for the Product, Baxter's pricing of the Product in the Territory through the date of this Agreement, the review by the Trustee, his agent and PricewaterhouseCoopers of records maintained by Baxter relating to the cost of manufacturing the Product, (ii) the price of the Duploject(R) Applicator Kits sold by Baxter to Haemacure and (iii) any costs, fees or liabilities of Haemacure relating to the subject matter hereof, and any and all matters relating thereto.

7.   RELEASE OF CLAIMS AGAINST HAEMACURE.

          Except as provided in Section 8 below, Baxter, on behalf of itself, its attorneys, administrators, successors, heirs and assigns, hereby fully and forever releases and discharges Haemacure from all claims, demands, assessments, agreements, actions, suits, causes of action, damages, injunctions, restraints and liabilities, of whatever kind or nature, in law, equity or otherwise, whether now known or unknown or which have ever existed or that may now exist, including any claims for attorneys' fees and costs, in any way related to (i)
Section 3(b) of the License Agreement regarding Haemacure's payment to Baxter of $2.5 million due June 2, 2001, and (ii) any costs, fees or liabilities of Baxter relating to the subject matter hereof, and any and all matters relating thereto.

8.   RESERVATION OF RIGHTS.

          (a) Nothing contained in this Settlement Agreement shall prejudice or limit either party's right to contend, with reference to the consideration hereof, that, for the term of the Manufacturing Agreement (including the remaining period thereof), that Baxter did or did not contract manufactured and delivered to Haemacure in a timely manner and under reasonable terms and conditions a supply of the Product at Baxter's cost. Notwithstanding the foregoing, this Settlement Agreement shall constitute a complete compromise and settlement between the parties as to their disputes with respect to Section 5(a) of the Manufacturing Agreement as it relates to the Initial Product, Section 3(b)(iv) of the License Agreement, and the price of the Duploject(R) Applicator Kits sold by Baxter to Haemacure.

          (b) Nothing contained in this Settlement Agreement shall prejudice or limit either party's right under Section 5(a) of the Manufacturing Agreement with respect to the average direct cost per unit charged Haemacure for the frozen formulation of the Product. The cost of such new formulation shall be determined in accordance with the Manufacturing Agreement. The parties also agree to negotiate in good faith regarding the price of the Duploject(R) device used in the frozen formulation of the Product.

9.   SEVERABILITY.

          If any provision of this Settlement Agreement is held to be illegal, invalid, or unenforceable, such provision shall be fully severable and this Settlement Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision never comprised a part of this Settlement Agreement. Furthermore, in lieu of such illegal, invalid or unenforceable provision there shall be added automatically as part of this Settlement Agreement a provision as similar in its terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

10.  AMENDMENT.

          This Settlement Agreement may be amended only by a written instrument signed by Haemacure and Baxter.

11.  COUNTERPARTS.

          This Settlement Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

12.  SUCCESSORS AND ASSIGNS; LIMITATION UPON ASSIGNMENT.

          This Settlement Agreement shall inure to the benefit of, and shall be binding upon, the respective legal representatives, successors, assigns and sublicenses of each of the parties. Haemacure may assign its rights under this Settlement Agreement only in connection with a sublicense or an assignment of its rights under the License Agreement.

13.  ENTIRE AGREEMENT.

          This Settlement Agreement represent the entire agreement between the parties with respect to the subject matter hereof, and all other written or oral agreements relating to the subject matter hereof are hereby superseded. Specifically, Section 3(b) of the License Agreement regarding Haemacure's payment to Baxter of $2.5 million due June 2, 2001, and Section 5(a) of the Manufacturing Agreement are hereby removed from their respective agreements and superseded by this Settlement Agreement. The parties specifically acknowledge that in light of Sections 1 through 3 of this Settlement Agreement, (i) there will be no annual adjustment of the Initial Price or Trustee's review of cost records with respect to the Product under the Manufacturing Agreement (other than frozen formulation), and (ii) through July 28, 2004, there will be no review of the bulk Feiba cost under the Supply Agreement Exhibit 4.6 to the License Agreement. Otherwise, the License Agreement and the Manufacturing Agreement continue in full force and effect according to their terms.

14.  GOVERNING LAW.

          THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH, AND GOVERNED BY, THE INTERNAL SUBSTANTIVE LAWS OF THE STATE OF ILLINOIS APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED THEREIN.

          IN WITNESS WHEREOF, the parties have executed this Settlement Agreement to be effective as of the date first above-written.

BAXTER AG                                HAEMACURE CORPORATION


By:  /s/ Gregory T. Bosch                By:  Marc R. Paquin
     ---------------------------------        ---------------------------------
     Name:   Gregory T. Bosch                 Name:   Marc R. Paquin
     Title:  Vice President and General       Title:  President and Chief
             Manager, BioSurgery Business             Executive Officer



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